Exhibit 99.46

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus to which it relates, as amended or supplemented, and the documents incorporated or deemed to be incorporated by reference therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and, subject to certain exceptions, may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act).

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of CI Financial Corp. at 2 Queen Street East, Twentieth Floor, Toronto, Ontario, Canada M5C 3G7 (telephone (416) 364-1145) and are also available electronically at www.sedar.com.

Prospectus Supplement
To a Short Form Base Shelf Prospectus dated December 22, 2017

New Issue	July 18, 2019

CI Financial Corp.

$350,000,000

$350,000,000 principal amount of 3.215% Debentures due 2024

This prospectus supplement (the “Prospectus Supplement”) qualifies the distribution (the “Offering”) of $350,000,000 aggregate principal amount of 3.215% Debentures due July 22, 2024 (the “Debentures”) of CI Financial Corp. (“CI”). The Debentures will be dated July 22, 2019 and will mature on July 22, 2024. Interest on the Debentures will be paid at the rate set out above, semi-annually in arrears in equal instalments on January 22 and July 22 in each year commencing January 22, 2020. If any of the aforesaid dates upon which interest on the Debentures is payable is not a business day, such interest shall be payable on the next business day thereafter. See “Details of the Offering”.

CI may, at its option, redeem the Debentures, in whole or in part, any time prior to the Par Call Date (as defined herein), on not less than 30 nor more than 60 days’ prior notice to the registered holder, at a redemption price which is equal to the greater of the Canada Yield Price (as defined herein) and par, together in each case with accrued and unpaid interest up to, but excluding, the date fixed for redemption. In cases of partial redemption, the Debentures to be redeemed will be selected by the Trustee (as defined herein) pro rata or in such other manner as it shall deem appropriate. Any Debentures that are redeemed by CI will be cancelled and will not be reissued. See “Details of the Offering”.

The Debentures may be redeemed in whole or in part at any time on or after the Par Call Date at 100% of the aggregate principal amount outstanding of the Debentures being redeemed, plus accrued and unpaid interest on such amount up to, but excluding, the date fixed for redemption.

The Debentures will not be listed on any exchange or quotation system and, consequently, there is no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this Prospectus Supplement. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures and the extent of issuer regulation. See “Risk Factors”.

	Price to the Public	Agents’ Fee	Net Proceeds to CI (1)(2)
Per $1,000 principal amount of Debentures	$1,000.00	$3.50	$996.50
Total	$350,000,000.00	$1,225,000.00	$348,775,000.00

(1)	Plus accrued interest, if any, from July 22, 2019 to the date of delivery.
(2)	Before deduction of expenses of the issue, estimated to be $750,000, which will be paid from the proceeds of the Offering.

CIBC World Markets Inc. (“CIBC”), National Bank Financial Inc. (“NBF”), BMO Nesbitt Burns Inc., Manulife Securities Incorporated, Scotia Capital Inc., TD Securities Inc. (“TD”), Casgrain & Company Limited and GMP Securities L.P. (collectively, the “Agents”), as agents, conditionally offer the Debentures for sale, on a best efforts basis, subject to prior sale, if, as and when issued by CI and accepted by the Agents in accordance with the conditions contained in the Agency Agreement referred to under “Plan of Distribution” below, and subject to approval of certain legal matters on behalf of CI by Blake, Cassels & Graydon LLP, and on behalf of the Agents by Torys LLP. See “Plan of Distribution”. Each of CIBC, NBF and TD is a wholly-owned subsidiary of a Canadian chartered bank which is a lender to CI and accordingly CI may be considered to be a “connected issuer” of CIBC, NBF and TD within the meaning of applicable securities legislation. See “Relationship between CI and Certain Agents”.

In connection with the Offering, the Agents may effect transactions which stabilize or maintain the market price of the Debentures at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Book-entry only certificates representing the Debentures will be issued in registered form only to CDS Clearing and Depository Services Inc. (“CDS”), or its nominee, and will be deposited with CDS on closing of the Offering, which is expected to take place on July 22, 2019, but not later than August 6, 2019. A purchaser of the Debentures will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Debentures are purchased. See “Details of the Offering – Depository Services”.

CI expects that DBRS Limited (“DBRS”) will provide CI with a credit rating of “BBB (high)” with a “Negative” trend relating to the Debentures and that Standard & Poor’s Ratings Services (Canada) (“S&P”, and together with DBRS, the “Rating Agencies”) will provide CI with an issuer credit rating of “BBB+” with a “Negative” outlook and a “BBB+” credit rating relating to the Debentures. A rating trend or outlook, expressed as positive, stable, negative or developing, provides the Rating Agencies’ opinion regarding the outlook for the rating in question over the medium term. The credit ratings assigned to the Debentures are not recommendations to purchase, hold or sell the Debentures. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be lowered, withdrawn or revised by either or both Rating Agencies at any time. See “Credit Ratings” and “Risk Factors – Changes in Creditworthiness”.

This Prospectus Supplement does not qualify the distribution of the Debentures outside of Canada.

CI’s registered and head office is located at 2 Queen Street East, Twentieth Floor, Toronto, Ontario, M5C 3G7.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT	S-3
FORWARD-LOOKING STATEMENTS	S-4
DOCUMENTS INCORPORATED BY REFERENCE	S-4
MARKETING MATERIALS	S-5
CONSOLIDATED CAPITALIZATION	S-5
USE OF PROCEEDS	S-5
PLAN OF DISTRIBUTION	S-5
RELATIONSHIP BETWEEN CI AND CERTAIN AGENTS	S-6
DETAILS OF THE OFFERING	S-6
CREDIT RATINGS	S-13
EARNINGS COVERAGE RATIOS	S-14
RISK FACTORS	S-14
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-16
LEGAL MATTERS	S-17
TRUSTEE	S-17
PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	S-18
APPENDIX A - TEMPLATE INVESTOR PRESENTATION	A-1
CERTIFICATE OF AGENTS	C-1

In this Prospectus Supplement, unless otherwise indicated, capitalized terms which are defined in the accompanying short form base shelf prospectus of CI dated December 22, 2017 (the “Prospectus”) are used herein with the meanings defined therein.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to CI, and Torys LLP, counsel to the Agents, provided the shares of CI are listed on a designated stock exchange in Canada (which currently includes the Toronto Stock Exchange) for purposes of the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”), the Debentures offered by this Prospectus Supplement, if issued on the date hereof, would be qualified investments under the Tax Act on the date hereof for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), deferred profit sharing plans (other than a deferred profit sharing plan to which contributions are made by CI or by an employer with which CI does not deal at arm’s length within the meaning of the Tax Act), registered education savings plans (“RESPs”), registered disability savings plans (“RDSPs”) and tax-free savings accounts (“TFSAs”).

Notwithstanding that a Debenture may be a qualified investment for a TFSA, RRSP, RRIF, RDSP or RESP, the holder of a TFSA or RDSP, the annuitant of an RRSP or RRIF, or the subscriber of an RESP, as the case may be, may be subject to a penalty tax in respect of the Debentures if such Debentures are a “prohibited investment” (as defined in the Tax Act) for such TFSA, RRSP, RRIF, RDSP or RESP. Provided that the holder of a TFSA or RDSP, the annuitant of an RRSP or RRIF or the subscriber of an RESP, as the case may be, does not hold a “significant interest” (as defined in the Tax Act for purposes of the “prohibited investment” rules) in CI and deals at arm’s length with CI within the meaning of the Tax Act, the Debentures offered by this Prospectus Supplement would not be a prohibited investment for such TFSA, RRSP, RRIF, RDSP or RESP. Prospective purchasers should consult their own tax advisors regarding whether the Debentures would be a prohibited investment for a TFSA, RRSP, RRIF, RDSP or RESP in their particular circumstances.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management’s beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described under “Risk Factors” in this Prospectus Supplement and “Risk Management” in the Q1 2019 MD&A (as defined below) which is incorporated by reference into this Prospectus Supplement. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements.

Except as otherwise stated, these statements are made as of the date of this document and, other than as specifically required by applicable law, CI undertakes no obligation to publicly update or alter any forward-looking statement, whether to reflect new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering of the Debentures.

The following documents, filed with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	CI’s audited comparative consolidated financial statements, together with the accompanying report of the auditors, for the year ended December 31, 2018;

(b)	management’s discussion and analysis of results of operations and financial condition of CI for the year ended December 31, 2018;

(c)	CI’s annual information form dated March 1, 2019 (the “AIF”);

(d)	CI’s management information circular dated May 8, 2019 for its annual meeting of shareholders held on June 24, 2019;

(e)	CI’s interim unaudited condensed consolidated financial statements for the three months ended March 31, 2019;

(f)	management’s discussion and analysis of results of operations and financial condition of CI for the three months ended March 31, 2019 (the “Q1 2019 MD&A”);

(g)	CI’s material change report dated April 18, 2019 with respect to its announcement that Peter Anderson, Chief Executive Officer of CI, has made the decision to retire no later than June 30, 2020;

(h)	CI’s material change report dated June 26, 2019 with respect to its announcement of the appointment of Darie Urbanky as the President and Chief Operating Officer of CI;

(i)	the template investor presentation entitled “CI Financial” dated July 8, 2019, filed on SEDAR by CI on July 8, 2019 (the “Template Investor Presentation”), a copy of which is attached as Appendix “A” to this Prospectus Supplement;

(j)	the template version of the indicative term sheet for the Offering dated July 18, 2019 (the “Indicative Term Sheet”); and

(k)	the template version of the final term sheet for the Offering dated July 18, 2019 (together with the Template Investor Presentation and the Indicative Term Sheet, the “Marketing Materials”).

Any management information circular, annual information form, audited consolidated financial statements, interim unaudited financial statements, material change reports (excluding confidential material change reports) or business acquisition reports and any other documents of CI of the type required to be incorporated by reference herein under National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”), all as filed by CI with the various securities commissions or similar authorities in the provinces of Canada pursuant to the requirements of applicable securities legislation after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.

Any statement contained in this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference in the Prospectus shall be deemed to be modified or superseded for the purposes of the Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

MARKETING MATERIALS

The Indicative Term Sheet and the Final Term Sheet, together with the Template Investor Presentation included in Appendix “A” to this Prospectus Supplement, may be considered marketing materials for purposes of applicable Canadian securities laws. The “template version” of any “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements) with respect to the Offering (including the Marketing Materials) is not part of this Prospectus Supplement or the Prospectus to the extent that the contents of the template version of such marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement or any amendment. Any “template version” of any “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements) with respect to the Offering that is filed with the securities commission or similar authority in each of the provinces of Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.

CONSOLIDATED CAPITALIZATION

Since March 31, 2019, other than the issuance of the Debentures pursuant to this Prospectus Supplement, there have been no other material changes to the share and loan capital of CI on a consolidated basis.

USE OF PROCEEDS

The net proceeds from the sale of the Debentures under this Prospectus Supplement are estimated to be approximately $348 million, after deduction of the Agents’ fee and the estimated expenses of the Offering. The Agents’ fee and the expenses of the Offering will be paid out of the proceeds of the Offering.

The net proceeds to CI from the sale of the Debentures under this Prospectus Supplement will be used primarily to repay outstanding indebtedness under the Credit Facility (as defined herein), and for general corporate purposes. CI’s indebtedness under its Credit Facility has been incurred in the normal course of business to pay sales commissions and fund operating expenses including payroll and premises costs.

PLAN OF DISTRIBUTION

Under an agency agreement (the “Agency Agreement”) dated July 18, 2019 between CI and the Agents, the Agents have agreed to offer, on a best efforts basis, if, as and when issued by CI up to $350,000,000 aggregate principal amount of Debentures, plus accrued interest, if any, from July 22, 2019 to the date of delivery, payable in cash against delivery of such Debentures. The Offering is anticipated to close on July 22, 2019 or such later date, but not later than August 6, 2019, as may be agreed upon by CI and the Agents.

The Agency Agreement provides that the Agents will be paid an agency fee of $3.50 per $1,000 principal amount of Debentures on account of services rendered in connection with the Offering. The obligations of the Agents under the Agency Agreement may be terminated at their discretion upon the occurrence of certain stated events, including but not limited to (i) certain regulatory proceedings, orders or rulings which, in the reasonable opinion of an Agent, operates or could operate to prevent, suspend or otherwise materially adversely affect the Offering or trading in the Debentures, (ii) a material change or change in material fact which, in the reasonable opinion of an Agent, would be expected to have a significant adverse effect on the market price or value of the Debentures, and (iii) certain major financial or other occurrences which, in the reasonable opinion of an Agent, materially adversely affect Canadian financial markets or the business, operations or affairs of CI, taken as a whole. While the Agents have agreed to use their best efforts to sell the Debentures offered hereby, they are not obligated to purchase any Debentures which are not sold.

In connection with the Offering, the Agents may effect transactions which stabilize or maintain the market price of the Debentures at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and, subject to certain exemptions, may not be offered or sold within the United States or to or for the benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act). The distribution of this Prospectus Supplement and the offering and sale of the Debentures are also subject to certain restrictions under the laws of certain other jurisdictions outside of Canada. Each Agent has agreed that it will not offer for sale or sell or deliver the Debentures in any such jurisdiction except in accordance with the laws thereof.

The determination of the terms of the Offering, including the issue price of the Debentures, was made through negotiations between CI and the Agents.

RELATIONSHIP BETWEEN CI AND CERTAIN AGENTS

Each of CIBC, NBF and TD is a wholly-owned subsidiary of a Canadian chartered bank, which banks (the “Lenders”) have provided a $700 million credit facility to CI (the “Credit Facility”). Accordingly, CI may be considered a “connected issuer” of CIBC, NBF and TD within the meaning of applicable legislation. Approximately $329 million is currently drawn under the Credit Facility. CI is currently in compliance with the terms of the agreements governing the Credit Facility. Other than as disclosed in the Prospectus, as supplemented by this Prospectus Supplement, there has been no material change in the financial position of CI since the indebtedness under the Credit Facility was incurred. The Lenders had no involvement in the decision of CI to distribute the Debentures or the terms of such distribution although the Lenders may be advised of the Offering and the terms thereof.

Neither the Agents nor the Lenders will receive any benefits in connection with the Offering other than as described under “Use of Proceeds” and, in the case of the Agents, a fee as set out in the Agency Agreement.

DETAILS OF THE OFFERING

The following is a summary of certain of the material attributes and characteristics of the Debentures offered hereby, which does not purport to be complete. Reference is made to the Trust Indenture and First Supplement referred to below for the full text of such attributes and characteristics. A copy of the Trust Indenture and First Supplement, when executed, will be filed electronically at www.sedar.com.

General

The Debentures offered hereby will be issued under and pursuant to the provisions of a trust indenture, as amended and supplemented from time to time (the “Trust Indenture”), to be dated on or about the closing date of the Offering between CI and Computershare Trust Company of Canada as trustee (the “Trustee”) providing for the creation and issuance of an unlimited aggregate principal amount of debt securities in series from time to time. The Debentures offered under this Prospectus Supplement will be issued under the first supplement to the Trust Indenture (the “First Supplement”) which will permit the issuance of an unlimited principal amount of 3.215% debentures due July 22, 2024. The Debentures will initially be limited to $350,000,000 aggregate principal amount, will be dated July 22, 2019 and will mature on July 22, 2024. The Debentures will be issued in denominations of $1,000 and authorized multiples thereof. The principal and interest on the Debentures will be paid in lawful money of Canada in the manner and on the terms set out in the Trust Indenture.

The CUSIP/ISIN number for the Debentures is 125491AL4/CA125491AL40.

Depository Services

Except as otherwise provided below, the Debentures will be issued in “book-entry only” form and must be purchased, transferred or redeemed through participants (“Participants”) in the depository service of CDS or its nominee. Each of the Agents is a Participant. On the closing of the Offering, CI will cause a global certificate or certificates representing the Debentures to be delivered to and registered in the name of CDS or its nominee. Except as described below, no purchaser of Debentures will be entitled to a certificate or other instrument from CI or CDS evidencing that purchaser’s ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser. Each purchaser of Debentures will receive a customer confirmation of purchase from the registered dealer from which the Debentures are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Debentures. Reference in this Prospectus Supplement to a holder of Debentures (“Debentureholder”) means, unless the context otherwise requires, an owner of a beneficial interest in the Debentures.

The Debentures will be issued in fully registered form to holders or their nominees other than CDS or its nominee if (i) CI determines that CDS is no longer willing or able to discharge properly its responsibilities as depository and CI is unable to locate a qualified successor, (ii) CI at its option elects, or is required by law, to terminate the book-entry system through CDS, (iii) the book-entry system ceases to exist, or (iv) after the occurrence of an Event of Default, Debentureholders representing beneficial interests aggregating over 50% of the outstanding principal amount of the Debentures determine that the continuation of the book-entry system is no longer in their best interests.

Neither CI nor the Agents will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in the Prospectus and this Prospectus Supplement and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and beneficial owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of CI to CDS.

Transfers

Transfers of ownership in the Debentures will be effected through the records maintained by CDS or its nominee for such Debentures with respect to interests of Participants and on the records of Participants with respect to interests of persons other than Participants. Debentureholders who are not Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interests in such Debentures, may do so only through Participants. The ability of a Debentureholder to pledge a Debenture or otherwise take action with respect to such Debentureholder’s interest in a Debenture (other than through a Participant) may be limited due to the lack of a physical certificate.

Ranking

The Debentures will be direct and unsecured obligations of CI and will rank pari passu with all existing or future unsecured and unsubordinated indebtedness of CI.

Covenants

CI will covenant in the Trust Indenture, as supplemented by the First Supplement, substantially to the effect that, so long as any of the Debentures are outstanding:

1.	it will not, and it will not permit any of its Subsidiaries to, directly or indirectly, create, assume or suffer to exist any Security Interest on its property to secure any obligation unless at the same time it shall secure equally and rateably with such obligations all of the Debentures then outstanding, provided that this shall not apply to Permitted Encumbrances;

2.	it will not permit any Subsidiary of CI to create, assume or otherwise incur any Specified Indebtedness, except: (a) Capital Lease Obligations in an aggregate amount not exceeding $150,000,000; (b) Specified Indebtedness owed to CI or another Subsidiary of CI; and (c) any other Specified Indebtedness if, at the time it is created, assumed or incurred, the amount of such Specified Indebtedness, together with any other Specified Indebtedness of CI’s Subsidiaries then outstanding (excluding Specified Indebtedness of the type set forth in the foregoing clauses (a) and (b)), has an aggregate principal amount not exceeding 5% of Consolidated Net Worth; and

3.	it will not amalgamate or consolidate or merge with or into any other person or liquidate, wind-up or dissolve itself (or suffer any liquidation, winding-up or dissolution or any proceedings therefor), or continue itself under the laws of any other statute or jurisdiction, or sell, transfer, convey or dispose of, in one transaction or a series of related transactions, and whether at the same time or over a period of time, all or substantially all of its property to any other person unless, (a) either CI is the continuing or successor company following such transaction or the continuing or successor company, if other than CI, is a corporation existing under the laws of Canada or a province thereof, and assumes all of CI’s obligations under the Trust Indenture by supplemental indenture, and (b) at the time of, and after giving effect to, such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default (a “Default”), shall have happened and be continuing under the Trust Indenture.

Repurchase on Change of Control Triggering Event

The First Supplement will contain provisions to the effect that if a Change of Control Triggering Event (as defined below) occurs, unless CI has exercised its optional right to redeem all of the Debentures, CI will be required to make an offer to repurchase all or, at the option of each Debentureholder, any part (equal to $1,000 or an integral multiple thereof) of each Debentureholder’s Debentures pursuant to the offer described below (the “Change of Control Offer”) at a purchase price payable in cash equal to 101% of the outstanding principal amount of Debentures together with accrued and unpaid interest, if any, to the date of purchase.

Within 30 days following any Change of Control Triggering Event, CI will be required to give written notice to the holders of the Debentures describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Debentures on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is given. CI must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Debentures as a result of a Change of Control Triggering Event. To the extent that the provisions of any such applicable securities laws and regulations conflict with the provision described in the First Supplement relating to a Change of Control (as defined below), CI will be required to comply with such laws and regulations and will not be deemed to have breached its obligations to repurchase the Debentures by virtue of such conflict.

CI will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such third party purchases all Debentures properly tendered and not withdrawn under its offer.

Events of Default

The Trust Indenture and the First Supplement will provide that an “Event of Default” in respect of the Debentures will occur upon:

(a)	CI’s failure to pay any principal of or premium on the Debentures when due;

(b)	CI’s failure to pay any interest on the Debentures when due, which default continues for a period of 30 days;

(c)	the failure by CI to perform or a breach by it of any other covenant of CI with respect to the Debentures under the Trust Indenture or the First Supplement and the continuance of such default for a period of 60 days after written notice thereof to CI by the Trustee;

(d)	the failure by any one or more of CI or any of its Subsidiaries to pay any Indebtedness exceeding $50 million in the aggregate;

(e)	the failure by any one or more of CI or any of its Subsidiaries to perform any term, covenant, condition, or provision applicable to any Indebtedness and such failure results in acceleration of the maturity of Indebtedness exceeding $50 million in the aggregate;

(f)	certain events of insolvency or bankruptcy of CI; or

(g)	failure to correct, within 60 days of receipt of written notice thereof, if capable of correction with respect to presently-existing facts or circumstances, a representation or warranty made by CI under the Trust Indenture or the First Supplement which was incorrect at the time it was made.

If an Event of Default has occurred and is continuing, the Trustee may, in its discretion, and shall, upon request of holders of not less than 25% of the principal amount of the Debentures and upon being indemnified against all costs, expenses and liabilities to be incurred, declare the principal of and interest on all outstanding Debentures to be immediately due and payable and enforce such payment.

Interest

Interest on the Debentures at a rate of 3.215% per annum will be payable semi-annually in arrears in equal instalments on January 22 and July 22 of each year, commencing on January 22, 2020 and continuing until July 22, 2024. The initial interest payment, payable on January 22, 2020, will be $16.075 per $1,000 principal amount of the Debentures, assuming a closing date for the Offering of July 22, 2019. If any of the aforesaid dates upon which interest on the Debentures is payable is not a business day, such interest shall be payable on the next business day thereafter.

Redemption

CI may, at its option, redeem the Debentures, in whole or in part, any time prior to the Par Call Date, on not less than 30 nor more than 60 days’ prior notice to the registered holder at a redemption price equal to the greater of the Canada Yield Price (as defined herein) and par, together in each case with accrued and unpaid interest up to, but excluding, the date fixed for redemption. In cases of partial redemption, the Debentures to be redeemed will be selected by the Trustee pro rata or in such other manner as it shall deem appropriate. Any Debentures offered hereby that are redeemed by CI will be cancelled.

The Debentures may be redeemed in whole or in part at any time on or after the Par Call Date at 100% of the aggregate principal amount outstanding of the Debentures being redeemed, plus accrued and unpaid interest on such amount up to, but excluding, the date fixed for redemption.

Open Market Purchases

CI will have the right at any time to purchase Debentures in the market or by tender or by private contract at any price. All Debentures that are purchased by CI will be cancelled and will not be reissued.

Modification

The Trust Indenture and the rights of the holders of Debentures may, in certain circumstances, be modified. For that purpose, the Trust Indenture will contain provisions making “Holder Directions” binding upon the holders of debentures, either on a series by series basis or in respect of all of the holders of more than one series of debentures issued under the Trust Indenture. A “Holder Direction” will be defined, in respect of an action involving more than one series of debentures issued under the Trust Indenture, as a resolution approving such action passed by the affirmative vote of the holders of not less than two-thirds of the unpaid aggregate principal amount of all such series voted at a meeting or an approval in writing of the holders of not less than two-thirds of the unpaid aggregate principal amount of all such series. A “Holder Direction” will be defined, in respect of an action involving one series of debentures issued under the Trust Indenture, as a resolution approving such action passed by the affirmative vote of holders of not less than two-thirds of the unpaid principal amount of that series voted at a meeting or an approval in writing of the holders of not less than two-thirds of the unpaid principal amount of that series.

Defeasance

The Trust Indenture will contain provisions requiring the Trustee to release CI from its obligations under the Trust Indenture and the Debentures provided that (i) CI satisfies the Trustee that it has irrevocably deposited funds or made due provision for the payment of the fees and expenses of the Trustee and for payment of all principal and interest and other amounts due or to become due on the Debentures, (ii) CI delivers to the Trustee an opinion of counsel acceptable to the Trustee to the effect that the Debentureholders (resident in Canada for purposes of the Tax Act) will not recognize a gain or loss for Canadian income tax purposes as a result of the exercise by CI of its defeasance option and that they will thereafter be subject to Canadian income taxes on the same amounts, in the same manner and at the same time or times as would have been the case if such option had not been exercised, (iii) no Default or Event of Default at the time of the deposit of funds by CI shall have occurred and be continuing with respect to any series of debentures and certain events of insolvency have not occurred after the date of deposit and prior to the defeasance, and (iv) other conditions to be specified in the Trust Indenture are satisfied.

Definitions

“Canada Yield Price” on any redemption day means a price which, if the Debentures were to be issued at such price on such date, would provide a yield thereon from such date to the Par Call Date of the Debentures equal to the Government of Canada Yield, plus 44.5 basis points (0.445%), compounded semi-annually and calculated on the day that is three business days prior to the date of redemption.

“Capital Lease Obligations” of any person means the obligations of such person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet or statement of financial position of such person under Canadian generally accepted accounting principles, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with Canadian generally accepted accounting principles.

“Change of Control” means (i) the sale of all or substantially all of CI’s assets, other than any such sale to its subsidiaries or affiliates or to any of their respective successors, or (ii) the acquisition by any person, or group of persons acting jointly or in concert, of control or direct or indirect beneficial ownership of more than 50% of the votes attaching to the shares of CI that ordinarily have voting power for the election of directors of CI.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Consolidated Net Worth” means, as at any date, the amount of consolidated shareholders’ equity of CI and its Subsidiaries as set forth in the most recently filed annual or interim consolidated financial statements of CI prepared in accordance with Canadian generally accepted accounting principles.

“DBRS” means DBRS Limited and its successors.

“Government of Canada Yield” on any date means the average of the mid-market yields to maturity on such date provided by two independent investment dealers selected by CI and approved by the Trustee, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would produce, if issued at par on such date, in Canadian dollars in Canada, with a term to maturity equal to the remaining term to the Par Call Date of the Debentures.

“Indebtedness” means, with respect to any person, (i) all indebtedness of such person for borrowed money and all liabilities of such person to pay money, whether originally incurred or subsequently assumed, and whether or not evidenced by notes, debentures or other like written instruments, and (ii) all indebtedness and liabilities of the nature referred to in the preceding clause (i) of another person which such person has guaranteed, and for greater certainty includes Specified Indebtedness.

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent of any successor rating category of S&P) by S&P, BBB (low) (or the equivalent of any successor rating category of DBRS) by DBRS, or the equivalent investment grade rating from any other Specified Rating Agency.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Par Call Date” means June 22, 2024 (one month prior to the scheduled maturity date of the Debentures).

“Permitted Encumbrances” means, with respect to the Debentures, Security Interests on the property of CI or a Subsidiary of CI which are:

(a)	Security Interests for taxes, assessments, governmental charges arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested and for which a reserve or other appropriate provision, if any, as shall be required in conformity with accounting principles generally accepted in Canada, shall have been made;

(b)	statutory Security Interests of landlords and carriers, warehousemen, mechanics, suppliers, material men, repairmen or other similar Security Interests arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested and for which a reserve or other appropriate provision, if any, as shall be required in conformity with accounting principles generally accepted in Canada, shall have been made;

(c)	Security Interests incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(d)	Purchase Money Liens;

(e)	Security Interests in favour of CI or a Subsidiary of CI;

(f)	Security Interests arising in the ordinary course of business in favour of any bank or other lender on the property of CI or a Subsidiary of CI (other than accounts receivable) to secure any liabilities of CI or a Subsidiary of CI that do not relate to borrowed money;

(g)	Security Interests for any judgment rendered, or claim filed, against CI or a Subsidiary of CI which is being contested in good faith by appropriate proceedings, that do not constitute an Event of Default, if during such contestation a stay of enforcement of such judgment or claim is in effect;

(h)	Security Interests arising by operation of law;

(i)	any Security Interest existing on any property of a person at the time that such person is acquired by CI or a Subsidiary of CI provided that such Security Interest was not incurred in contemplation of or as a result of such acquisition;

(j)	any Security Interest existing on any property acquired by CI or a Subsidiary of CI provided that such Security Interest was not incurred in contemplation or as a result of such acquisition;

(k)	Security Interests for any final judgments for the payment of money that do not constitute an Event of Default;

(l)	Security Interests to secure any investment certificates issued by CI or a Subsidiary of CI in the normal course of business; and

(m)	any extension, renewal, alteration or substitution or replacement of any Security Interest mentioned above provided that it is not extended thereby to any additional property and the principal amount secured thereby is not increased.

“Purchase Money Lien” means any Security Interest on property acquired by CI or a Subsidiary of CI which was assumed, created, guaranteed, reserved, issued or given to secure or satisfy all or any part of the acquisition price of such property.

“Rating Event” means the rating of the Debentures is lowered to below Investment Grade Rating by each of the Specified Rating Agencies, if there are less than three Specified Rating Agencies, or by two out of three of the Specified Rating Agencies, if there are three Specified Rating Agencies (the “Required Threshold”), on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Debentures is under publicly announced consideration for a possible downgrade by such number of Specified Rating Agencies which, together with Specified Rating Agencies which have already lowered their ratings on the Debentures as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control.

“S&P” means Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc., and its successors.

“Security Interest” means, for any person, any assignment, security interest, mortgage, charge (whether fixed or floating), hypothec, pledge, lien or other encumbrance on or interest in property that secures payment of any Indebtedness of such person, or secures any other item which in accordance with accounting principles generally accepted in Canada would be included as a liability on the liability side of the balance sheet of such person, or secures any contingent liability of such person.

“Specified Indebtedness” of any person means, without duplication:

(a)	all obligations of such person for borrowed money or with respect to deposits or advances of any kind;

(b)	all obligations of such person evidenced by bonds, debentures, notes or similar instruments;

(c)	all obligations of such person under conditional sale or other title retention agreements relating to property acquired by such person;

(d)	all obligations of such person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business);

(e)	all Specified Indebtedness of another person secured by any Security Interest upon the property of such person;

(f)	all Capital Lease Obligations of such person;

(g)	all obligations, contingent or otherwise, of such person as an account party in respect of letters of credit and letters of guarantee (other than letters of credit and letters of guarantee issued in support of current accounts payable incurred in the ordinary course of business);

(h)	all obligations, contingent or otherwise, of such person in respect of bankers’ acceptances;

(i)	the net termination amount payable by such person under any hedging, swap or other derivative transactions, including those designed and entered into to protect or mitigate against risks in interest, currency exchange or commodity price fluctuations;

(j)	all obligations of such person to purchase, redeem (other than at the option of the holder) or otherwise acquire any equity interest (including preferred shares) of such person; and

(k)	all obligations of the type referred to in clauses (a) through (j) of any other person for which such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of a guarantee or indemnity.

“Specified Rating Agencies” means each of S&P and DBRS and, if a rating of the Debentures is obtained from Moody’s, shall also include Moody’s, as long as, in each case, such entity has not ceased to rate the Debentures or failed to make a rating of the Debentures publicly available for reasons outside of CI’s control; provided that if one or more of DBRS, S&P or Moody’s, as applicable, ceases to rate the Debentures or fails to make a rating of the Debentures publicly available for reasons outside of CI’s control, CI may select any other “designated rating organization” within the meaning of NI 44-101 as a replacement agency for such one or more of them, as the case may be.

“Subsidiary” means a “subsidiary” as defined in the Business Corporations Act (Ontario).

CREDIT RATINGS

The Debentures have a provisional rating of “BBB (high)” with a “Negative” trend by DBRS. The “BBB (high)” rating assigned to the Debentures represents the fourth highest of the ten rating categories available from DBRS for long-term debt. Under the DBRS system, debt securities rated “BBB (high)” are of adequate credit quality and the capacity for the payment of financial obligations is considered acceptable. While this is a favourable rating, obligations in the “BBB (high)” category are considered to be more vulnerable to future events than higher-rated obligations. A reference to “high” or “low” reflects the relative strength within the rating category, while the absence of either a “high” or “low” designation indicates the rating is placed in the middle of the category. According to DBRS, the “Negative” trend helps give investors an understanding of DBRS’s opinion regarding the outlook for the rating.

The Debentures have a provisional rating of “BBB+” by S&P and S&P has provided CI with a provisional issuer credit rating of “BBB+” with a “Negative” outlook. The “BBB+” rating assigned to the Debentures is the fourth highest of the 11 major rating categories for long-term debt and indicates S&P’s view that CI’s capacity to meet its financial commitment on the obligations is adequate. However, adverse economic conditions or changing circumstances are more likely to weaken CI’s capacity to meet its financial commitments than obligations in higher rated categories. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular ratings category. According to S&P, the “Negative” rating outlook means that the rating may be lowered in the intermediate term (which S&P defines as typically six months to two years).

CI paid customary rating fees to DBRS and S&P in connection with the ratings. Other than in the ordinary course of business of customary rating fees, in the past two years, CI did not make any payments to either DBRS or S&P in respect of any other services provided by either DBRS or S&P to CI.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. A rating is therefore not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agency.

EARNINGS COVERAGE RATIOS

The following consolidated earnings coverage ratios are calculated for the 12 month periods ended March 31, 2019 and December 31, 2018. The ratios give effect to the issuance of the Debentures offered pursuant to this Prospectus Supplement and the use of the proceeds thereof to repay indebtedness, and the incurrence of additional indebtedness since such dates as if such issuance, incurrence and repayments had occurred on April 1, 2018 and January 1, 2018, respectively. CI’s borrowing cost requirements amounted to approximately $47.5 million and $43.1 million for the 12 months ended March 31, 2019 and December 31, 2018, respectively. CI’s pro forma borrowing cost requirements, after giving effect to the issue of the Debentures offered pursuant to this Prospectus Supplement and the use of the proceeds thereof to repay indebtedness, and the incurrence of such additional indebtedness, would have amounted to $51.4 million and $47.7 million for the 12 months ended March 31, 2019 and December 31, 2018, respectively. CI’s profit attributable to its shareholders before borrowing costs and income tax for the 12 months then ended was $861.5 million and $885.8 million, which is 16.8 and 18.6 times CI’s pro forma borrowing cost requirements for such periods, respectively.

Twelve Month Period Ended
	March 31, 2019	December 31, 2018
Consolidated earnings coverage ratio on long-term debt	16.8 times	18.6 times

RISK FACTORS

Before deciding whether to invest in any Debentures, investors should consider carefully the risks set out herein and incorporated by reference in this Prospectus Supplement, including disclosure in the AIF and CI’s annual and interim management’s discussion and analysis and notes to CI’s financial statements. These documents discuss, among other things, known material trends and events, and risks or uncertainties that may reasonably be expected to have a material effect on CI’s business, financial condition or results of operations or on the Debentures.

There are certain risks inherent in the activities of CI and in an investment in the Debentures, including the following, which investors should consider carefully before investing in the Debentures. This description of the risks does not include all possible risks, and there may be other risks of which CI is not currently aware.

Changes in Creditworthiness

The credit rating assigned to the Debentures by each of the Rating Agencies is not a recommendation to buy, hold or sell the Debentures. A rating is not a comment on the market price of a security nor is it an assessment of ownership given various investment objectives. There can be no assurance that the creditworthiness of CI or that any credit rating assigned to the Debentures will remain in effect for any given period of time and ratings may be upgraded, downgraded, placed under review, confirmed and discontinued by either or both of the Rating Agencies at any time. Real or anticipated lowering or withdrawal of credit ratings of the Debentures may adversely affect the market price or value and the liquidity of the Debentures. In addition, real or anticipated changes in credit ratings can affect the cost at which CI can access the capital markets. See “Credit Ratings”.

Market Value Risk

Prevailing interest rates will affect the market value of the Debentures. The price or market value of the Debentures will decline as prevailing interest rates for comparable securities rise. CI may choose to redeem Debentures from time to time, in whole or in part, in accordance with its rights described under “Details of the Offering – Redemption”, including when prevailing interest rates are lower than the yield borne by the Debentures. If prevailing rates are lower at the time of redemption, a holder may not be able to reinvest the redemption proceeds in a comparable security at an effective yield as high as the yield on the Debentures being redeemed.

Liquidity Risk

The Debentures constitute a new issue of securities with no established trading market. In addition, CI does not intend to list the Debentures on any exchange. As a result, the trading market for the Debentures may not be active or liquid. There can be no assurance that an active market for the Debentures will develop or be sustained or that holders of the Debentures will be able to sell their Debentures at any particular price or at all.

Ranking of the Debentures

The Debentures are unsecured obligations of CI and will not be secured by any of its assets. CI will agree in the Trust Indenture not to create, assume or suffer to exist any Security Interest on its property to secure any obligation unless the Debentures are also secured equally and rateably, subject to Permitted Encumbrances. Holders of or those entitled to Permitted Encumbrances will therefore have a claim on the assets of CI that ranks in priority to the claims of holders of the Debentures and will have a claim that ranks equally with the claims of holders of the Debentures to the extent that the security constituting Permitted Encumbrances is insufficient to satisfy their claims.

No Limitation on Indebtedness

The Trust Indenture and the First Supplement will not limit CI from incurring additional indebtedness, although they will limit the incurrence of Specified Indebtedness by Subsidiaries of CI. See “Details of the Offering – Covenants”. The degree to which CI is leveraged on a consolidated basis could have important consequences, including:

(a)	CI’s ability to obtain additional financing for working capital or other purposes may be limited;

(b)	CI may be unable to refinance indebtedness coming due on terms acceptable to CI or at all; and

(c)	defaults under other indebtedness may cause an Event of Default under the Debentures.

Change of Control Repurchase

If a Change of Control Triggering Event occurs, CI will be required to offer to repurchase outstanding Debentures at 101% of the principal amount thereof plus accrued and unpaid interest, if any. It is possible that CI will not have sufficient funds at the time of such Change of Control Triggering Event to make any required repurchases. Failure to purchase tendered Debentures would constitute an Event of Default under the Debentures.

Structural Subordination of the Debentures

Liabilities of a parent entity, such as CI, with assets held by various subsidiaries will result in the structural subordination of the lenders to the parent entity. The parent entity is entitled only to the residual equity of its subsidiaries after all debt obligations of its subsidiaries are discharged. In addition, the Debentures will not be guaranteed by any of the Subsidiaries of CI, although CI will agree to limit the incurrence of Specified Indebtedness by Subsidiaries of CI as described under “Details of the Offering – Covenants”. In the event of a bankruptcy, liquidation or reorganization of CI, holders of indebtedness of CI (including holders of the Debentures) will be subordinate to lenders to the Subsidiaries of CI.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to CI, and Torys LLP, counsel to the Agents, the following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a prospective purchaser who acquires, as beneficial owner, Debentures pursuant to the Offering and who, at all relevant times, for purposes of the Tax Act, is resident or deemed to be resident in Canada, deals at arm’s length with CI and the Agents, is not affiliated with CI or the Agents, and holds the Debentures as capital property (a “Holder”). Generally, Debentures will be considered to be capital property to a Holder provided that the Holder does not acquire or hold the Debentures in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain purchasers who might not otherwise be considered to hold their Debentures as capital property may be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such purchasers should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to (i) a Holder that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), (ii) a Holder an interest in which is a “tax shelter investment” (as defined in the Tax Act), or (iii) a Holder who has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency, or (iv) a Holder that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of the Debentures. Such Holders should consult their own tax advisors regarding their particular circumstances.

This summary is based on the facts set out in this Prospectus Supplement, the current provisions of the Tax Act and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency made publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, administrative or judicial action or interpretation nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may be different from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Debentures. The income and other tax consequences of acquiring, holding or disposing of Debentures will vary depending on the purchaser’s particular circumstances. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any purchaser. Purchasers should consult their own tax advisors for advice with respect to the tax consequences of an investment in Debentures based on their particular circumstances.

Taxation of Interest on the Debentures

A Holder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year all interest on a Debenture that accrues or is deemed to accrue to the Holder to the end of that taxation year, or becomes receivable or is received by the Holder before the end of that taxation year, except to the extent that such amount was included in the Holder’s income for a preceding taxation year.

Any other Holder, including an individual (other than certain trusts), will be required to include in computing its income for a taxation year any interest on a Debenture that is received or receivable by such Holder in that taxation year (depending upon the method regularly followed by the Holder in computing income), to the extent that such amount was not otherwise included in the Holder’s income for a preceding taxation year. If in a taxation year such a Holder holds a Debenture which is an “investment contract” (as defined in the Tax Act) on any “anniversary day” (as defined in the Tax Act), such Holder will also be required to include in its income for the taxation year any interest on the Debenture which accrues to the Holder to the end of such day, to the extent that such interest was not otherwise included in computing the Holder’s income for the taxation year or a preceding taxation year.

On a disposition or deemed disposition of a Debenture, including a redemption, payment on maturity, repurchase pursuant to a Change of Control Offer or other purchase for cancellation, a Holder will generally also be required to include in income for the taxation year in which the disposition occurs the amount of interest accrued or deemed to accrue on the Debenture to the date of disposition to the extent that such amount has not otherwise been included in the Holder’s income for the taxation year or a preceding taxation year.

Any premium paid by CI to a Holder as a penalty or bonus on redemption or repurchase of a Debenture before its maturity, including as a result of CI’s exercise of its optional redemption right, or as a result of CI’s repurchase pursuant to a Change of Control Offer, will generally be deemed to be received by the Holder as interest on the Debenture at the time of the redemption or repurchase to the extent that it can reasonably be considered to relate to, and does not exceed the value at the time of the redemption or repurchase of, the interest that, but for the redemption or repurchase, would have been paid or payable by CI on the Debenture for a taxation year ending after the redemption or repurchase and will be required to be included in computing the Holder’s income as described above.

A Holder that throughout the year is a “Canadian-controlled private corporation” (as defined in the Tax Act) may also be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which will generally include interest income.

Disposition of Debentures

In general, a disposition or deemed disposition of a Debenture, including a redemption, payment on maturity, repurchase pursuant to a Change of Control Offer or other purchase for cancellation, will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any amount included in the Holder’s income on such disposition or deemed disposition as interest (see the discussion above under the heading “Taxation of Interest on the Debentures”), exceed (or are less than) the adjusted cost base of the Debenture to the Holder immediately before the disposition or deemed disposition and any reasonable costs of disposition.

One half of the amount of any capital gain (a “taxable capital gain”) realized by a Holder in a taxation year generally must be included in the Holder’s income in that year. One half of the amount of any capital loss (an “allowable capital loss”) realized by a Holder in a taxation year generally must be deducted from taxable capital gains realized by the Holder in that year, and allowable capital losses in excess of taxable capital gains in any particular year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act. A capital gain realized by an individual (other than certain trusts) may give rise to a liability for alternative minimum tax. As discussed above, a Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which will generally include amounts in respect of taxable capital gains.

LEGAL MATTERS

In connection with the issue and sale of the Debentures, certain legal matters will be passed upon on behalf of CI by Blake, Cassels & Graydon LLP and on behalf of the Agents by Torys LLP. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP, and of Torys LLP, each as a group, beneficially own, directly or indirectly, less than 1% of any outstanding class or series of securities of CI or any associated party or affiliate of CI.

TRUSTEE

The Trustee is Computershare Trust Company of Canada, at its office in Toronto, Ontario.

PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

APPENDIX A

TEMPLATE INVESTOR PRESENTATION

A-1

CERTIFICATE OF AGENTS

Dated: July 18, 2019

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of all the provinces of Canada.

CIBC World Markets Inc. By: (Signed) Amber Choudhry		National Bank Financial Inc. By: (Signed) John Carrique
BMO Nesbitt Burns Inc. By: (Signed) Richard Sibthorpe	Manulife Securities Incorporated By: (Signed) Stephen Arvanitidis	Scotia Capital Inc. By: (Signed) Graham Fry	TD Securities Inc. By: (Signed) Brian Pong
Casgrain & Company Limited By: (Signed) Roger Casgrain		GMP Securities L.P. By: (Signed) Harris Fricker

C-1